UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048451

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 194

SEC FILE NUMBER
8-16831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACKSON & SMITH INVESTMENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 W. MAIN AVE.
(No. and Street)

GASTONIA (City) NORTH CAROLINA (State) 28052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK H. SMITH 704-865-9546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

212 WEST CENTER STREET (Address) LEXINGTON (City) NORTH CAROLINA (State) 27292 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/11

PB 3/13/15

JACKSON & SMITH INVESTMENT SECURITIES, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2014

OATH OR AFFIRMATION

I, **Patrick H. Smith**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Jackson & Smith Investment Securities, LLC**, as of **December 31, 2014,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Member-Manager
Title

Subscribed and sworn to before me this
26 day of February, 2014.

Notary Public e/p 12-30-17

This report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Table of Contents

Report on Independent Registered Public Accounting Firm

To the Members of
Jackson & Smith Investment Securities, LLC

We have audited the accompanying financial statements of Jackson & Smith Investment Securities, LLC (a North Carolina corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of comprehensive income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Jackson & Smith Investment Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jackson & Smith Investment Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Jackson & Smith Investment Securities, LLC's financial statements. The supplemental information is the responsibility of Jackson & Smith Investment Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rives & Associates LLP

Charlotte, North Carolina
February 26, 2015

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone: 919-832-6848
Fax: 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone: 336-248-8281
Fax: 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208
Phone: 704-372-0960
Fax: 704-372-1458

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Current assets:		
Cash and cash equivalents	$	15,370
Cash deposited with clearing agent		15,000
Commissions receivable		5,335
Dividends receivable		4,988
Marketable securities		571,869
Prepaid expenses		1,101
Total current assets		613,663
Property and equipment:		
Office furniture and equipment		120,077
Leasehold improvements		8,128
		128,205
Accumulated depreciation		(127,108)
		1,097
Total assets	$	614,760

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	3,535
Notes payable - related party		40,000
Total current liabilities		43,535
Members' equity:		
Members' capital accounts		45,323
Accumulated other comprehensive income		525,902
Total members' equity		571,225
Total liabilities and members' equity	$	614,760

The accompanying notes are an integral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Comprehensive Income
Year Ended December 31, 2014

Revenue:	
Commissions	$ 85,729
Expenses:	
Advertising	71
Depreciation	390
Dues	3,390
Employee compensation	83,400
Insurance	15,946
Occupancy	7,500
Office expense	1,714
Postage	610
Professional fees	7,200
Taxes	1,897
Utilities	8,183
Vehicle expense	3,047
Total expenses	133,348
Operating loss	(47,619)
Other income (expense):	
Dividend income	19,951
Interest expense	(815)
Loss on disposal of assets	-
Gain on sale of marketable securities	12,236
Total other income	31,372
Net loss	(16,247)
Other comprehensive income (loss):	
Unrealized gain on investments	118,259
Reclassification adjustment	(6,456)
Other comprehensive income	111,803
Comprehensive income	$ 95,556

The accompanying notes are an integral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2014

	Accumulated Other Comprehensive Income	Members' Capital Accounts	Total Members' Equity
Balance, January 1, 2014	$ 414,099	$ 54,070	$ 468,169
Net loss	-	(16,247)	(16,247)
Other comprehensive income	111,803	-	111,803
Capital contribution	-	7,500	7,500
Balance, December 31, 2014	$ 525,902	$ 45,323	$ 571,225

The accompanying notes are an integral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(16,247)
Adjustments to reconcile net loss to net cash used by operating activities:		
Noncash items included in net loss:		
Depreciation		390
Gain on sale of marketable securities, net		(12,236)
Contributed office space		7,500
Cash flows from changes in:		
Commissions receivable		1,051
Dividends receivable		(167)
Prepaid expenses		-
Accounts payable and accrued expenses		1,074
Net cash used by operating activities		(18,635)
Cash flows from investing activities:		
Proceeds from sale of marketable securities		57,684
Purchases of marketable securities		(42,994)
Net cash provided by investing activities		14,690
Cash flows from financing activities:		-
Net decrease in cash and cash equivalents		(3,945)
Cash and cash equivalents, beginning of year		19,315
Cash and cash equivalents, end of year	$	15,370
Supplemental disclosure of noncash activities:		
Capital contribution	$	7,500

The accompanying notes are an integral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Notes to Financial Statements
December 31, 2014

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Jackson & Smith Investment Securities, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a fully disclosed firm and executes general securities transactions for customers located principally in Gaston County, North Carolina and surrounding areas. The Company uses another broker-dealer, Sterne, Agee & Leach, Inc. to clear all customer transactions.

Jackson & Smith Investment Securities, LLC. is a North Carolina Limited Liability Company. The duration of the LLC is set to expire no later than December 31, 2046. Members are not ultimately liable for any debts of the Company, losses of capital, or for the losses of profits. Transfers of members' interests are limited to certain conditions as specified in the Company's operating agreement.

Basis of Accounting

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of these statements, all highly liquid investments, which are to mature in three months or less at the time of purchase, are considered to be cash equivalents.

Marketable Securities

Marketable securities are classified as available-for-sale and, accordingly, are reported at fair value with the unrealized gains or losses on these securities reported as a component of accumulated other comprehensive income in members' equity.

Commission Receivable

In the customary course of business, the Company earns commissions related to the execution of customer trades. Not all commissions are collected in the period in which they are earned. Accordingly, amounts earned but not collected are reflected as commission receivables. Management considers the need for an allowance for bad debts. In assessing the need for an allowance for bad debts management considers the nature of the receivables, past experience, current economic conditions, and other risks inherent in the receivable portfolio. Based upon these factors, management has determined there is no need for an allowance for doubtful accounts as of December 31, 2014.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are capitalized while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed currently. At the time properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gain or loss is reflected in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any asset may be impaired, an evaluation of recoverability would be performed. Depreciation is computed on straight-line method over their estimated useful lives.

Fair Value Measurements

The Company measures the fair value of its financial instruments in accordance with accounting guidance that requires an entity to base fair value on exit price and maximize the use of observable inputs and minimize the use of unobservable inputs to determine the exit price. Accounting guidance defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as described below:

Level 1: Observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

Level 2: Observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

Level 3: Inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

Advertising Cost

Advertising costs are expensed when incurred. Advertising expense was $71 for the year ended December 31, 2014.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

NOTE 2 – CASH SEGREGATED AT CLEARING HOUSE

The Company is required to maintain a cash balance at Sterne Agee in the amount of $15,000. Stern Agee holds securities owned by the Company and is the Company's primary clearing agent.

NOTE 3 – MARKETABLE SECURITIES

Available-for-sale investments as of December 31, 2014 were as follows:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Common stocks	$ 45,967	$ 533,850	$ (7,948)	$ 571,869

Unrealized gains and losses on marketable securities are as follows:

Unrealized gains	$ 533,850
Unrealized losses	(7,948)
Net accumulated unrealized gains	$ 525,902

The Company uses the specific identification method to determine the cost of securities sold. Proceeds from sales of available-for-sale securities and the resulting realized gains (losses) during the year ended December 31, 2014 are as follows:

Proceeds from sales of marketable securities	$ 57,684
Realized gains on sales	$ 12,236

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company entered into a promissory note with the majority member for $40,000. The promissory note is due on demand and bears an annual interest rate of 2% with quarterly interest payments. At December 31, 2014 accrued interest totaled $2,879.

The majority member provided, without cost to the Company, office space, valued at $625 per month. The total value of office space for the year ended December 31, 2014 was $7,500 and is reflected in the statement of comprehensive income as occupancy, with a corresponding capital contribution in the statement of changes in members' equity.

NOTE 5 – CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 the Company had net capital of $408,343 which was $288,343 in excess of its required net capital of $100,000. The Company's net ratio was .1066 to 1.

NOTE 6 – FAIR VALUE MEASUREMENTS

The Company categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the assumptions used in pricing the asset or liability as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value:

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Common stocks:				
Health care	$ 16,374	$ -	$ -	$ 16,374
Utilities	555,495	-	-	555,495
Total assets at fair value	$ 571,869	$ -	$ -	$ 571,869

The following is a description of the valuation methodologies used for instruments for which fair value is presented. The estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

Common Stock
Valued at quoted market prices in active markets, which represent the fair value of the shares held at year end.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK AND OTHER BUSINESS CONCENTRATIONS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2014 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2014, the Company had no uninsured cash balances.

The Company invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in these financial statements.

The Company's principal customer base consists of residents of Gaston and surrounding North Carolina counties. The limited geographic diversity of the Company's customer base exposes it to additional business concentrations of risk.

NOTE 8 – CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to claims of general creditors as of December 31, 2014.

NOTE 9 – DATE OF MANAGEMENT'S REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2015, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Computation of net capital:		
Total members' equity		$ 571,225
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net of accumulated depreciation		(1,097)
Prepaid expenses		(1,101)
		(2,198)
Other deductions and/or charges		-
		(2,198)
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities - other		(85,813)
Undue concentration		(74,871)
		(160,684)
Net capital		408,343
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,899	
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000	
Net capital requirement (greater of two amounts above)		100,000
Excess net capital		$ 308,343
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement of reporting broker or dealer		$ 288,343
Computation of aggregate indebtedness:		
Total liabilities from balance sheet		$ 43,535
Percentage of aggregate indebtedness to net capital		10.66%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014):		
Net capital, as reported in Part II of the unaudited FOCUS report		$ 402,875
Decrease liabilities		480
Dividends declared receivable		4,988
Net capital, per above		$ 408,343

Report of Independent Registered Public Accounting Firm

To the Members of
Jackson & Smith Investment Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jackson & Smith Investment Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Jackson & Smith Investment Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Jackson & Smith Investment Securities, LLC stated that Jackson & Smith Investment Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Jackson & Smith Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jackson & Smith Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rives & Associates LLP

Lexington, North Carolina
February 26, 2015

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone: 919-832-6848
Fax: 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone: 336-248-8281
Fax: 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208
Phone: 704-372-0960
Fax: 704-372-1458

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Exemption Report
December 31, 2014

Jackson & smith Investment Securities, LLC is exempt from requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(ii). Jackson & Smith Investment Securities, LLC met the requirements of the said exceptive provision for fiscal year ended December 31, 2014 without exception.